# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GT Biopharma, Inc., CIK 0000109657
CUSIP: 36254L308
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 8000 Marina Blvd, Suite 100, Brisbane, California (CA), 94005
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001042167-23-000059
Filed by CIK 0001231100

## Reporting persons
- CYTOVANCE BIOLOGICS INC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 219,457; shared voting power 0; sole dispositive power 219,457; shared dispositive power 0; aggregate amount beneficially owned 219,457 (9.8% of the class)

## Item 1. Issuer
Name of issuer: GT Biopharma, Inc.
Address of issuer's principal executive offices: 8000 Marina Blvd, Suite 100, Brisbane, CALIFORNIA, 94005.

## Item 2. Person Filing
Name of person filing: Cytovance Biologics, Inc.
Address of principal business office or, if none, residence:
800 Research Parkway, Suite 200
Oklahoma City, OK 73104
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
219,457

(1) Based on 2,234,328 shares of Common Stock outstanding as of August 10, 2024, as disclosed by GT Biopharma, Inc. in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024. On February 2, 2024, the Issuer effected a 1-30 reverse stock split of its common stock (the "Reverse Stock Split"). The amount of securities reported on this Schedule 13G/A has been adjusted to reflect the Reverse Stock Split.
Percent of class: (1) 9.8
Sole power to vote or to direct the vote: 219,457
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 219,457
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CYTOVANCE BIOLOGICS INC: David Knauss, Secretary and Treasurer (10/14/2024)